Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2016	2015
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$60	$306
Add (deduct):
Equity in earnings of unconsolidated entities	(72)	(70)
Distributions from unconsolidated entities	30	27
Amortization of capitalized interest	3	3
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	–	(6)
	$21	$260
Add fixed charges:
Consolidated interest expense[2]	56	40
Interest portion (1/3) of consolidated rent expense	26	25
	$103	$325

FIXED CHARGES:
Consolidated interest expense[2]	$56	$40
Capitalized interest	–	2
Interest portion (1/3) of consolidated rent expense	26	25
	$82	$67

RATIO OF EARNINGS TO FIXED CHARGES	1.26	4.85

[1]

Includes Gain on sale of business and other exit costs, net of $113 million in 2015.  Additionally, includes $9 million and $123 million of Gain on license sales and exchanges, net in 2016 and 2015, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.